March 5, 2008

Ms. Janice McGuirk
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561

RE:	SuperDirectories, Inc.
Form 10 Amendment No. 8
File No. 0-51533

Dear Ms. McGuirk:

      In response to your letter of February 4, 2008, we submit herewith our response to your comments and description of amendments. Pages and item references are to Amendment No. 8 to the Form 10 filed herewith.

Competitive Situation, page 5

1.

We reissue comment two from our letter dated October 26, 2007. Provide clear disclosure both in this section and throughout, that because the company’s database is directly dependent upon funding, since the company has not generated revenues to date, the company’s searchable results will continue to be limited dependent upon the company’s financial situation. Add a risk factor.

We have provided here and elsewhere further disclosure that the Company has not generated any revenues to date and that continued operations are totally dependent on funding and added a risk factor to that end. Item 1, Competitive Situation, page 6.

2.

We reissue comment three from our letter dated October 26, 2007. Given the seven years of developing your business and the rapid changes in technology, discuss the impact the changes in technology have had upon your business and the ability of your business to compete.

We disclose that, although we have kept up with changes in technology, we remain vulnerable to more rapid developments. Concentration on development of our database due to financial consideration results in time lag with our competitors and increased costs. Item 1, Competitive Situation, page 6.

3.

We reissue comment four from our letter dated October 26, 2007. Clearly and prominently disclose the potential limitations on SuperDirectories’ information such as slower updating of information in the directories, a higher level of specificity in the search terms, etc.

We disclose that the higher level of the specificity of our “Full Text” search capability may cause the updating of our information to be slower than our competition. Item 1, Competitive Situation, page 6.

4.	Please provide the disclosure required by Item 101(b)(4) of Regulation S-B. You removed the disclosure discussing competition, including the names of your competitors.

We removed the names of our competitors as a result of Comment No. 1 in your letter of October 20, 2007, relating to Amendment No. 6. We have restored the language. Item 1, Competitive Situation, page 6.

Risk Factors, page 9

5.

We reissue comment three from our letter dated October 26, 2007. Revise the last risk factor on page 14 to provide a more detailed discussion of the facts that led to the potential rescission liability. Clarify in greater detail the potential problems with the rescission offer.

We have added a more detailed discussion to the Risk Factor. Risk Factors, page 14.

6.

Please add back the prior disclosure in the risk factor regarding one of the terms of the agreement – that Mr. Wright was to assist in getting the stock quoted on the OTC Bulletin Board – and that performance of these services would render the company ineligible to register the shares issued to Mr.

Wright on Form S-8. This information is material to an understanding of the facts underlying the risk to the company.

The requested language has been added. Risk Factors, page 15.

“We may be unable to respond to the rapid technological change . . . “, page 13

7.	Please add the initial sentence of your response to comment 4 from your December 28, 2007 letter after the third sentence of this risk factor description.

The requested language has been added. Risk Factors, page 13.

Marketing Activities, page 6

8.	It is unclear why this section is located after the risk factors when this section is located before the risk factors in the Form 10-SB. Please revise to be consistent with the Form.

“Marketing Activities” was located correctly on page 6; Risk Factors begins on page 9. The location is the same in Amendment 8.

9.	Please add the second paragraph of your response to comment 9 from your December 28, 2007 letter to this section.

Requested language has been added. Item 1, Marketing Activities, page 7.

Plan of Operations

10.

We reissue comment 14 from our letter dated October 26, 2007. Please revise the disclosure in this section to discuss in greater detail how the referral business will be operated, the time frame for entering this business, the anticipated fees to be charged, and any other material information regarding this proposed program. We continue to note that your website indicates that you plan to engage in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

Please note that comment 14 in your October 26, 2007 letter referred to Mr. Wright’s activities to which we have responded elsewhere. Comment 11 spoke to Referrals. In response to that comment, we included language in our letter of December 28, 2007 and referred to expanded language in Amendment Number 6. A copy of that response is attached. We feel we have responded fully to your concerns about Referrals and how they will operate.

11.

We note the disclosure in the paragraph at the bottom of page 17 and that in the paragraph at the top of page 18 with respect to the company’s plans for its marketing activities. Inasmuch as it appears that there will be significant costs incurred by September 30, 2008 with respect to the marketing activities, it is not apparent why the costs of the national marketing plan are not included in the Plan of Operations for the next 12 months, as stated. In addition, given the costs associated with the marketing activities, as previously requested, disclose in greater detail your plan of operations if you are unable to raise sufficient funds necessary to implement your business plan. Also, clarify the business activities that you will undertake if you are unable to raise any funds.

We disclose that the costs of a national marketing effort will not commence until after February 15, 2009. Therefore, such costs are not included in the twelve month table. We also disclose we have no plan for any other business if we are unable to raise funds. Item 2, Plan of Operation, pages 18 and 20.

12.	Please expand your table of expected expenditures to show your plan of operations for the full twelve months.

Table of expected expenditures has been expanded to show plan for full twelve months. Item 2, Plan of Operation, page 18.

Item 4. Recent Sales of Unregistered Securities, pages 36 and 37.

13.	We reissue comment 15 from our letter dated October 26, 2007. Clarify the transactions that were subject to the rescission offer. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer. We may have further comment.

We have expanded the language re the rescission offer as requested. Item 4, Recent Sales of Unregistered Securities, pages 36 and 37.

General

14.	We reissue comment 18 from our letter dated October 26, 2007. Please amend the Form 10-KSB to comply with the above comments, as applicable.

Form 10-KSB will be amended to reflect comments as applicable.

Very truly yours,

GRIFFITH, McCAGUE & WALLACE, P.C.

/s/ Charles B. Jarrett, Jr.

Charles B. Jarrett, Jr.

CBJ/hma

Attachment No.1 to letter of March 5, 2008
Excerpt from letter of December 28, 2007

11.

As requested in prior comment 11 from our letter dated August 14, 2007. Please revise the disclosure in this section to discuss in greater detail how the referral business will be operated, the time frame for entering this business (((A: 1 YR))), the anticipated fees to be charged, and any other material information regarding this program. We again note that the website referred to plans to “specialize” in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

Please see our response to #7 above and in Amendment 7, Marketing Activities, Page 7. and our response to your comment #1, above. In approximately one year, our CEO intends to place the database into competition when he expects it to be large enough and sufficiently complete to attract users and generate revenues. Following that event, other material information, if any, will be added to the disclosures now contained in Marketing Activities at page 7. Our website has been corrected to indicate “engage in” rather than “specialize in.